February 27, 2012

By Edgar

Mr. Martin James
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Joy Global Inc.
Form 10-K for the year ended October 28, 2011 (Filed December 22, 2011)
Amendment No. 1 to Form 8-K dated June 22, 2011 (Filed September 2, 2011)
File No. 001-09299

Dear Mr. James:

On behalf of Joy Global Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or “Commission”) as set forth in your letter dated February 3, 2012 related to our Annual Report on Form 10-K for the year ended October 28, 2011 (the “Form 10-K”) and Amendment No. 1 to our Current Report on Form 8-K dated June 22, 2011 (the “Form 8-K”).  For reference purposes, the staff’s comments have been reproduced below in bold followed by the Company’s response.  In addition, we are sending the staff supplemental information in response to comment 3 pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”), along with a request for confidential treatment under Rule 83 under the Commission’s Rule of Practice.

Form 10-K for the Year Ended October 28, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results, page 27

1.	Please tell us where you disclose how you calculate the amount of bookings.

Company Response:
Bookings represent the cumulative amounts receivable under new original equipment and aftermarket contracts exclusive of Life Cycle Management arrangements awarded to us during the reporting period.  The Company records bookings when firm orders are received and adds the amount of bookings in a period to the Company’s backlog.  In response to the staff’s comment, the Company will enhance its disclosure in future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended January 27, 2012, to include disclosure to this effect.

Financial Statements

Consolidated Statements of Cash Flows, page F-8

2.
We note that in using the indirect method, you start your fiscal 2011 reconciliation of cash flows provided by operating activities with income from continuing operations.  While you also show an amount for loss from discontinued operations, it is not clear why this amount is presented since it is apparently not included in the totals presented.  Please amend your Form 10-K to present a Statement of Cash Flows that begins the reconciliation of cash flows provided by operating activities with net income, consistent with ASC 230-10-45-28.

Company Response:
The Company respectfully acknowledges the staff’s comment.  The Company presented the components of net income in its consolidated statement of cash flows in order to provide readers with the ability to see income from continuing operations and discontinued operations as well as the adjustments to the amounts to get to cash flows from continuing and discontinued operations.  As reported in the Form 10-K, discontinued operations related to the drilling products business of LeTourneau Technologies, Inc. (the “LeTourneau”), which the Company divested shortly after acquiring LeTourneau in the third quarter of 2011.  The Company is mindful of the provisions of ASC 230-10-45-28 and will revise the presentation of the statement of cash flows in future filings to begin the reconciliation with net income, consistent with ASC 230-10-45-28.  This change in presentation will not affect net cash provided by operating activities for any of the periods provided and will not have a material impact on the statement of cash flows.  The Company accordingly believes that revising the presentation of the statement of cash flows in future filings is a sufficient response to the staff’s comment and is consistent with other issuers’ responses to similar comments.  To facilitate the staff’s understanding of the impact of this change on the Company’s consolidated statement of cash flows, we are including revised statements of cash flows prepared in accordance with ASC 230-10-45-28 in Appendix A to this letter.

Note 2.  Significant Accounting Policies, page F-10

Revenue Recognition, page F-11

3.
We note the discussion of your cost per ton program on page 8 whereby customers pay fixed prices for each ton of material mined.  Please tell us about your revenue recognition policies with respect to these sales and quantify the sales for the periods presented.  Discuss your consideration of the disclosure requirements of SAB Topic 13.B.

Company Response:
Our Life Cycle Management arrangements are designed to provide parts and component rebuilds over the life of our equipment.  The arrangements assist our customers in achieving the lowest possible operating costs through competitive volume-based pricing.  Our Life Cycle Management arrangements include cost per ton, cost per hour, component exchange programs, and parts contracts.

Our cost per ton contracts allow our customers to pay a fixed cost based on the units of production achieved by the equipment in a given period.  These cash payments are recorded as deferred revenue until the parts are shipped or components are rebuilt and shipped to the respective customer.  The amount and timing of the cash payment is estimated at the contract signing based on the time horizon that the contract will cover, the expected operating cycle of the equipment, and the mining conditions in which the equipment will be operated.

As disclosed in the Form 10-K, accounting for these contracts requires us to make various estimates, including estimates of the relevant machine’s long-term maintenance requirements.  These arrangements are reviewed quarterly to compare actual results to the original estimates and to update our model of the projected costs and revenues over the terms of the respective contracts.  Revenue is recognized in the period in which parts are supplied or services provided.  If a loss is expected at any time, the full amount of the loss is recognized immediately.

Consistent with SAB Topic 13.B, we have disclosed our accounting policy for the recognition of revenue including discussion around the different policies for each material type of transaction.  In light of your comment, we will expand our discussion of our Life Cycle Management arrangements as outlined below:

Item 1. Business (partial excerpt with proposed disclosure revisions noted)

Our direct customer service and support infrastructure quickly and efficiently provides customers with high-quality parts, exchange components, repairs, rebuilds, whole machine exchanges, and services.  Our Life Cycle Management program objective is to provide a range of products and services that achieves the lowest cost per ton over the life of the equipment.  Our Life Cycle Management arrangements include cost per ton, cost per hour, component exchange programs, and parts contracts.  Cost per ton and cost per hour programs allow our customers to pay fixed prices for each ton of material mined or each hour of machine time utilized in order to match equipment costs with revenues, and our component exchange programs minimize production disruptions for repair or scheduled rebuilds.  These programs reduce customer capital requirements and ensure quality aftermarket parts and services for the life of the contract.  We sell our products and services directly to our customers through a global network of sales and marketing personnel.

In addition, we are providing the staff with supplemental information in response to this comment as provided under Rule 12b-4 of the Exchange Act.  We request that such supplemental information be returned to us in accordance with Rule 12b-4 and request confidential treatment of such information pursuant to Rule 83 of the Commission’s Rules of Practice.

Note 23.  Subsidiary Guarantees, page F-44

4.
Please tell us whether each subsidiary guarantor is 100% owned and whether each guarantee of the security registered is full, unconditional, and joint and several with all other subsidiary guarantees.  Refer to Rule 3-10(b) of Regulation S-X.  In that regard, please explain what happens when the issuer of the guaranteed security has failed to make a scheduled payment.  Tell us whether the guarantor is obligated to make the scheduled payment immediately and, if it doesn’t, can any holder of the guaranteed security immediately bring suit directly against the guarantor for payment of all amounts due and payable.  See the definition included in Rule 3-10(h) of Regulation S-X.  Also discuss the extent to which the arrangement permits a guarantor to opt out of its obligation prior to or during the term of the debt.

Company Response:
The notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries (the “Guarantor Subsidiaries”) on a joint and several basis.  The Guarantor Subsidiaries are all 100% owned.  In the event that the issuer fails to make the scheduled payment, the guarantors are obligated to make prompt payment of any amounts due, including interest.  In the event that the guarantor does not make payment promptly, the holder may bring suit directly against the guarantor for payment of all amounts due and payable.

The guarantors can, so long as no event of default has occurred, be automatically and unconditionally released without any action on the part of the note holders if the guarantor no longer borrows or guarantees any amounts under the Credit Agreement (as defined in the Form 10-K) or any credit agreement that replaces or refinances the Credit Agreement and under which Joy Global may borrow not less than $50.0 million unless the guarantor is the surviving entity.

In future filings, the Company will revise Notes 23 and 24 to include disclosure similar to the following:

The borrowings are fully and unconditionally guaranteed on a joint and several unsecured basis by the [Subsidiary Guarantors] [Supplemental Subsidiary Guarantors], which are direct and indirect wholly owned subsidiaries of Joy Global Inc.  We conduct all of our business and derive essentially all of our income from our subsidiaries.  Therefore, our ability to make payments on the obligations is dependent on the earnings and distribution of funds from our subsidiaries.  There are no restrictions on the ability of any of our domestic subsidiaries to transfer funds to the Parent Company.  Separate financial statements of the [Subsidiary Guarantors] [Supplemental Subsidiary Guarantors] are not presented because we believe such separate statements or disclosures would not be useful to investors.

5.
Please tell us where you have disclosed the legal aspects of the guarantee arrangement that would be material for an investor to evaluate the sufficiency of the guarantee, the investors’ priority position in the event of a default by the issuer, and any significant restrictions on the issuer’s ability to obtain funds from its guarantors by dividend, loan, or other means.

Company Response:
The legal aspects of the guarantees are included in the applicable credit agreements and indentures, which are incorporated by reference into the Form 10-K and have been described, to the extent material, in the Company’s prior filings with the Commission.  In future filings, the Company will provide disclosure similar to that contained in the response to Comment 4, above, and will disclose any significant restrictions on its ability to obtain funds from guarantors.

Amendment No. 1 to Form 8-K filed on September 2, 2011

Exhibit 99.2

6.
We note that the amounts of the pro forma adjustments are aggregated.  Please show us the amounts associated with each adjustment.  For example, for the year ended October 29, 2010, please show us the amounts of adjustments for (a) the elimination of transactions between the two companies and (b) an adjustment for amortization and depreciation expense and as of April 29, 2011 show us the changes included in the total pro forma adjustment of $518,119 to cash and cash equivalents.  Please also include any significant assumptions used to determine the amount of your adjustments.

Company Response:
The nature of the adjustments and the amounts associated with each significant adjustment are outlined below:

Unaudited Pro Forma Combined Condensed Balance Sheet as of April 29, 2011

Cash and cash equivalents – Adjustments made to reflect $497.0 million of net proceeds from the Term Loan, estimated favorable working capital adjustments of $94.3 million offset by adjustments to reflect cash disbursements related to the purchase price of $1.1 billion and estimated transaction costs of $9.5 million.

Inventories – Adjustments made to increase the historical carrying value of inventories to the estimated selling prices, less the cost of disposal and selling effort and to eliminate inter-company profit in inventory to reflect the distributor relationship between Joy Global and LeTourneau.

Other current assets – Adjustment made to remove the deferred tax asset recorded by the previous owner.

Current assets of discontinued operations – Adjustments made to increase the historical carrying value of inventories to the estimated selling prices, less the cost of disposal.

Property, Plant and Equipment, net – Adjustments made to increase the historical carrying value of fixed assets to the estimated fair market value of similar assets.

Other intangible assets, net including goodwill – Adjustments made to record the preliminary purchase price allocation to goodwill and intangible assets.

Deferred income taxes – Adjustment made to reflect expected deferred tax assets related to the transaction.

Other non-current assets – Adjustment made to reflect the capitalization of Term Loan fees.

Non-current assets of discontinued operations – Adjustments made to increase the historical carrying value of fixed assets by $37.6 million to the estimated fair market value of similar assets and to record the preliminary purchase price allocation to goodwill and intangible assets.

Short-term notes payable, including current portion of long-term obligations – Adjustment made to reflect the current portion of the Term Loan issued to finance a portion of the transaction.

Other accrued liabilities – Adjustments made to eliminate the income tax payable of $75.1 million to the former owner and to adjust certain estimated liabilities related to warranty and litigation.

Long-term obligations – Adjustment made to reflect the long-term portion of the Term Loan issued to finance a portion of the transaction.

Other – Adjustment made to eliminate a payable to the previous owner.

Shareholders’ Equity – Adjustments made to eliminate current shareholders’ equity balances.

Unaudited Pro Forma Combined Condensed Statement of Income For the Six Months Ended April 29, 2011

Net Sales – Adjustments made to eliminate double counting of sales made by Joy Global as a distributor of LeTourneau products.

Cost of sales – Adjustments made to eliminate double counting of sales made by Joy Global as a distributor of LeTourneau products and to recognize additional expense related to the step-up in values of inventory and certain manufacturing intangible related assets.

Product development, selling and administrative costs – Adjustments made to recognize additional expense related to the step-up of certain intangible assets.

Interest expense – Adjustment made to recognize interest expense on the new Term Loan that was utilized to fund a portion of the transaction.

Provision for income taxes – Adjustments made to recognize the estimated income tax expense that would have been recognized had LeTourneau been owned by Joy Global during the period.

Unaudited Pro Forma Combined Condensed Statement of Income For the Fiscal Year Ended October 29, 2010

Net Sales – Adjustments made to eliminate double counting of sales made by Joy Global as a distributor of LeTourneau products.

Cost of sales – Adjustments made to eliminate double counting of sales made by Joy Global as a distributor of LeTourneau products and to recognize additional expense related to the step-up in values of inventory and certain manufacturing intangible related assets.

Product development, selling and administrative costs – Adjustments made to recognize additional expense related to the step-up of certain intangible assets.

Interest expense – Adjustment made to recognize interest expense on the new Term Loan that was utilized to fund a portion of the transaction.

Provision for income taxes – Adjustments made to recognize the estimated income tax expense that would have been recognized had LeTourneau been owned by Joy Global during the period.

Note 2

7.	Please tell us the nature of the adjustments of $28,269 to other current assets, $149,599 to non-current assets of discontinued operations, and $85,504 for other accrued liabilities.

Company Response:
The nature of the adjustments associated with each significant adjustment are outlined above in response to Comment 6.

Note 3

8.
Please tell us how you evaluated and accounted for the preexisting distributorship relationship in your acquisition.  Refer to ASC 805-10-55-20 through 55-23.  Tell us how you determined the amount of the adjustments in the balance sheet and statements of income.

Company Response:
Our Surface Mining Segment had a preexisting relationship as the distributor of LeTourneau mining products in certain regions in the United States and South America.  We evaluated our relationship with LeTourneau to identify if any portions of the transaction needed to be accounted for separately.  Our relationship with LeTourneau accounted for less than 6% of LeTourneau’s total sales in both fiscal 2010 and 2009.  We had no preexisting relationship with respect to two of the three business segments in which LeTourneau operated.

When working with our third party valuation specialists, we excluded our preexisting distributorship relationship activity with LeTourneau in developing the fair value of assets acquired and liabilities assumed.  Our balance sheet and income statement adjustments were made to eliminate all Joy Global and LeTourneau transactions in a manner consistent with U.S. GAAP.  The nature of the adjustments and the amounts associated with each significant adjustment are included above in response to Comment 6.

On behalf of Joy Global Inc., and as requested in your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is responsive to your comments.  Please feel free to contact Rick Dillon, Vice President Controller and Chief Accounting Officer at 414-670-7898 or me at 414-319-8507 if you have any questions or need further information.

Sincerely,

Michael S. Olsen
Chief Financial Officer
Joy Global Inc.

Appendix A	Fiscal Years Ended
	October 28,	October 29,	October 30,
Operating Activities:	2011	2010	2009
Net income	$609,656	$461,499	$454,650
Loss from discontinued operations	21,346	-	-
Income from continuing operations	631,002	461,499	454,650
Adjustments to Continuing Operations:
Depreciation and amortization	79,110	59,749	58,570
Change in deferred income taxes, net of change in valuation allowance	76,784	8,262	(2,144)
Contributions to retiree benefit plans	(184,268)	(117,361)	(30,774)
Retiree benefit plan expense	51,244	52,749	16,659
Other, net	2,922	1,808	6,609
Changes in Working Capital Items Attributed to Continuing Operations, Net of Acquisition:
Accounts receivable, net	(112,910)	(66,247)	108,859
Inventories	(391,129)	(6,059)	77,872
Other current assets	(42,798)	(16,044)	20,005
Trade accounts payable	120,745	83,368	(101,455)
Employee compensation and benefits	7,608	10,270	1,033
Advance payments and progress billings	301,818	46,530	(210,276)
Other accrued liabilities	(40,402)	64,965	52,353
Net cash provided by operating activities - continuing operations	499,726	583,489	451,961
Net cash provided by operating activities - discontinued operations	4,967	-	-
Net cash provided by operating activities	504,693	583,489	451,961
Investing Activities:
Acquisition of businesses, net of cash acquired	(1,048,908)	-	(11,184)
Property, plant and equipment acquired	(110,523)	(73,474)	(94,128)
Proceeds from sale of property, plant and equipment	6,160	418	1,779
Proceeds from sale of LeTourneau Technologies Drilling Systems, Inc.	375,000	-	-
Investment in International Mining Machinery shares	(376,724)	-	-
Deposits of cash into escrow	(866,000)	-	-
Other, net	(882)	(1,859)	(481)
Net cash used by investing activities - continuing operations	(2,021,877)	(74,915)	(104,014)
Net cash used by investing activities - discontinued operations	-	-	-
Net cash used by investing activities	(2,021,877)	(74,915)	(104,014)
Financing Activities:
Share-based payment awards	68,323	36,419	3,953
Dividends paid	(73,262)	(72,088)	(71,596)
Issuance of senior notes	495,755	-	-
Borrowings under term loan	500,000	-	-
Change in short and long-term obligations, net	(1,040)	(146,176)	(26,212)
Financing fees	(13,060)	(3,211)	-
Purchase of treasury stock	-	-	(13,706)
Net cash provided (used) by financing activities - continuing operations	976,716	(185,056)	(107,561)
Net cash provided by financing activities - discontinued operations	-	-	-
Net cash provided (used) by financing activities	976,716	(185,056)	(107,561)
Effect of Exchange Rate Changes on Cash and
Cash Equivalents	13,208	20,378	29,724
Increase (Decrease) in Cash and Cash Equivalents	(527,260)	343,896	270,110
Cash and Cash Equivalents at Beginning of Year	815,581	471,685	201,575
Cash and Cash Equivalents at End of Year	$288,321	$815,581	$471,685
Supplemental cash flow information:
Interest paid	$33,505	$28,732	$31,233
Income taxes paid	217,418	147,954	194,341

A-1